Filed by: Community Banks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Securities Act File No.: 333-123765
                              Subject Company: PennRock Financial Services Corp.
                                                     Commission File No.:0-15040


May 19, 2005




To Our Shareholders:

The Board of Directors of Community Banks, Inc. is pleased to announce an increase in the dividend for the second quarter of 2005, from 17 cents per share to 19 cents per share, an 11.8% increase. The dividend was declared on May 13, 2005 with a record date of June 16, 2005, payable on July 1, 2005.

Community recently announced earnings for the first quarter ended March 31, 2005. Earnings per share rose to $.44, an increase of more than 7% over the prior year's first quarter, while net income reached $5.5 million.

In late 2004, Community and PennRock Financial Services Corp. announced their intention to merge in a transaction that is expected to create the eighth-largest financial institution headquartered in Pennsylvania. PennRock is the parent company of Blue Ball National Bank, a Lancaster County, Pennsylvania-based bank with a strong presence in Berks and Chester Counties. The transaction has received approval from various banking regulators and is in the process of meeting the various requirements necessary for shareholder approval by both organizations. Pending these final approvals, consummation is expected to occur at or near the middle of 2005.

By now you should have received proxy materials relating to the Annual Meeting of Shareholders to be held on May 31, 2005 for purposes of voting on the proposed acquisition of PennRock and the other matters listed in the proxy materials. If you have not already done so, I urge you to vote your shares by returning your proxy card or by voting your shares by telephone or the Internet.

If you have any questions, please call Shareholder Relations at (717) 920-5811.


Sincerely,

/s/ Eddie L. Dunklebarger

Eddie L. Dunklebarger
Chairman, President & CEO



The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

     The Company urges its shareholders and the shareholders of PennRock Financial Services Corp ("PennRock"), as well as other investors, to read the proxy statement/prospectus that is included in the registration statement on Form S-4/A which the Company filed with the SEC on April 26, 2005, in connection with the proposed merger of the Company and PennRock. This proxy statement/prospectus contains important information about the Company, PennRock, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also available for free from the Company and PennRock. You may direct such a request to either of the following persons:

Patricia E. Hoch, Senior Vice President and Secretary       Shannan Guthrie, Investor Relations Officer
Community Banks, Inc.                                       PennRock Financial Services Corp.
750 East Park Drive                                         1060 Main St.
Harrisburg, Pennsylvania 17111                              Blue Ball, Pennsylvania 17506
Phone: (717) 920-1698                                       Phone: (717) 354-3612

     In addition to the registration statement and proxy statement/prospectus, the Company and PennRock file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company or PennRock at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's and PennRock's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

     The Company, PennRock and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in the parties' proxy statements for their annual meetings of shareholders. These documents are available for free on the SEC's website at http://www.sec.gov and they are also available at no charge from the companies. You may direct a request for these documents to the officers identified above.